UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2004.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 1-13045

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE IRON MOUNTAIN COMPANIES 401(K) PLAN

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IRON MOUNTAIN INCORPORATED

745 ATLANTIC AVENUE

BOSTON, MASSACHUSETTS 02111

THE IRON MOUNTAIN COMPANIES 401(K) PLAN

Financial Statements as of December 31, 2004 and 2003 and for the Year Ended December 31, 2004, Supplemental
Schedule as of December 31, 2004, and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
The Iron Mountain Companies 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Iron Mountain Companies 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

June 27, 2005

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Participant-directed investments:
Mutual funds	$83,235,835	$62,180,797
Pooled separate accounts	14,644,758	14,206,136
Iron Mountain Stock Fund	255,699	—
Brokerage account	67,839	—
Participant loans	4,514,620	3,403,458

Total investments	102,718,751	79,790,391

Contributions receivable:
Employer	1,008,553	741,344
Employee	555,341	109,784

Total contributions receivable	1,563,894	851,128

Total assets	104,282,645	80,641,519

LIABILITIES—Excess contributions payable	539,236	489,242

NET ASSETS AVAILABLE FOR BENEFITS	$103,743,409	$80,152,277

See notes to financial statements.

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

INVESTMENT ACTIVITY:
Interest and dividend income	$1,402,126
Net appreciation in fair value of investments	7,247,330

Total investment activity	8,649,456

CONTRIBUTIONS:
Participant	15,185,500
Employer	3,832,416
Participant rollover	3,260,283

Total contributions	22,278,199

DEDUCTIONS:
Distributions to participants	(7,273,658)
Administrative expenses	(62,865)

Total deductions	(7,336,523)

NET INCREASE	23,591,132

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	80,152,277

End of year	$103,743,409

See notes to financial statements.

THE IRON MOUNTAIN COMPANIES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.                      DESCRIPTION OF THE PLAN

The following description of The Iron Mountain Companies 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description for more complete information.

General Information—The Plan is a defined contribution plan covering substantially all United States employees of Iron Mountain Incorporated and its affiliated participating companies (collectively, “Iron Mountain”), as defined in the Plan document. Effective April 1, 2005, new employees age 18 or older are immediately eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration of the Plan—New York Life Trust Company is the Plan’s trustee, custodian, and record keeper (the “Trustee”). The Plan is administered by the Retirement Plan Committee, which is appointed by the Board of Directors of Iron Mountain Incorporated.

Contributions—Participants can contribute an amount up to 25% of compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (the “Code”). During 2004, Iron Mountain made discretionary matching contributions based on the amount of participant contributions as follows: Iron Mountain matched 50% of a participant’s contributions up to the first 3% of his or her compensation, and 25% of a participant’s contributions up to the next 2% of his or her compensation, each calendar quarter for participants employed at the end of the quarter. At its discretion, Iron Mountain may change the amount of the matching contribution it will make.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings/losses or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions and Iron Mountain contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, a pooled separate account, and effective during 2004, common stock of Iron Mountain, and a self-directed brokerage account, as investment options for participants. Participants can only invest up to 50% of their account balance in the self-directed brokerage account option and only 25% of new contributions into Iron Mountain common stock.

Benefit Vesting—Participants are fully vested in their pretax and rollover accounts. A participant’s Iron Mountain contribution account becomes fully vested in the event of normal retirement, total and permanent disability, or death while still employed.

Otherwise, vesting in the Iron Mountain contribution account is based on the following schedule:

Years of Vesting Service	Percentage

Less than 1 year	0%
1 year but less than 2 years	20
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 or more	100

Participant Loans—A participant may borrow the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50% of his or her vested account balance, with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years, or up to 20 years if the purpose of the loan is to purchase a principal residence. The interest rate is based on prevailing market conditions and is fixed over the life of the note. The interest rate on loans outstanding at December 31, 2004 ranged from 5% to 12.5%.

Forfeitures—Participants who terminate their employment with Iron Mountain or incur five consecutive breaks in service, as defined, forfeit the nonvested portion of their Iron Mountain contribution account. At December 31, 2004 and 2003, forfeited nonvested accounts totaled approximately $138,594 and $156,085, respectively, which will be used to offset future Iron Mountain contributions. During the year ended December 31, 2004, Iron Mountain contributions were reduced by $156,085 from non-vested forfeited amounts.

Payment of Benefits—Upon termination of participation due to death, disability, retirement, or termination of employment, a participant may elect to receive an amount equal to the value of his or her vested account as a lump-sum amount. If termination results for any reason other than retirement or death and the value of a participant’s account exceeds $5,000, the participant may elect to postpone payment of the account until age 70½ years.

Administrative Expenses—All expenses incurred in operating the Plan may be paid by Iron Mountain. Fees not paid by Iron Mountain shall be paid by the Plan in accordance with the Plan document.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. The Plan invests in various mutual funds, pooled separate accounts, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, except for benefit responsive investment contracts, which are valued at contract value. Fair value is determined based on the quoted market prices. For the years ended December 31, 2004 and 2003, the Plan’s investments consisted of mutual funds, a pooled separate investment account, Iron Mountain common stock, a self-directed brokerage account and participant loans. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Iron Mountain common stock is recorded at quoted market prices. The self-directed brokerage account is recorded at the quoted market prices of the individual investments held in the brokerage account. Participant loans are valued at cost, which approximates fair value at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The pooled separate account investment is an investment in the New York Life stable value fund, which is a benefit responsive investment contract with New York Life Insurance Company. Amounts in the stable value fund are invested in a New York Life pooled separate account (Anchor 1). The stable value fund is credited with contributions and earnings reflective of the investment experience of the pooled separate account and charged for participant withdrawals and expenses. The contract is recorded in the financial statements at the contract value as reported to the Plan by New York Life Trust Company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yield and crediting interest rate was approximately 3.92% for 2004. The crediting interest rate is based on the investment experience of the pooled separate account, but may not be less than zero.

Payment of Benefits—Benefit payments to participants are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $506 and $25,789 at December 31, 2004 and 2003, respectively.

3.                      INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2004	2003

New York Life Stable Value Fund	$14,644,758	$14,206,136
PIMCO Total Return Fund	12,369,854	8,150,179
Janus Twenty Fund	—	12,874,593
MFS Value Fund A	—	7,503,382
Mainstay Asset Manager Fund (Eclipse Asset Manager)	—	5,815,826
Mainstay S&P 500 Index Fund I (Eclipse Indexed Equity)	14,094,584	10,458,211
Gabelli Value Fund	—	8,574,798
MainStay Balanced Fund	7,338,996	—
Van Kampen Growth & Income Fund	10,216,256	—
American Funds—The Growth Fund of America	17,068,666	—
TCW Galileo Value Opportunities Fund	13,643,433	—
Fidelity Advisor Diversified International Fund	6,114,807	—

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value by $7,247,330, as follows:

PIMCO Total Return Fund	$287,654
American Century International Growth Fund	26,141
Mainstay S&P 500 Index Fund (Eclipse Index Equity)	1,100,188
Mainstay Asset Manager Fund (Eclipse Asset Manager)	92,238
MFS Value Fund A	100,924
Janus Twenty Fund	698,373
AIM Small Cap Growth Fund	(164,596)
Gabelli Value Fund	(75,735)
Oppenheimer Capital Appreciation Fund	(20,283)
MainStay Balanced Fund	578,711
Van Kampen Growth & Income Fund	1,048,785
American Funds—The Growth Fund of America	1,459,584
Davis New York Venture Fund	185,223
TCW Galileo Value Opportunities Fund	1,158,645
Fidelity Advisor Diversified International Fund	783,407
Iron Mountain Common Stock	(11,929)

Net appreciation of investments	$7,247,330

4.                      FEDERAL INCOME TAX STATUS

The Internal Revenue Service (the “IRS”) determined and informed Iron Mountain by a letter, dated July 11, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter, however, Iron Mountain and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.                      TERMINATION OF THE PLAN

Although it has not expressed any intention to do so, Iron Mountain has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all participants would become 100% vested in their accounts.

6.                      RECONCILIATION TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2004	2003

Net assets available for benefits per the financial statements	$103,743,409	$80,152,277
Less deemed distributions to participants	(506)	(25,789)

Net assets available for benefits per the Form 5500	$103,742,903	$80,126,488

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2004:

Net increase in net assets available for benefits per the financial statements	$23,591,132
Plus deemed distributions to participants—prior year	25,789
Less deemed distributions to participants—current year	(506)

Net income per the Form 5500	$23,616,415

7.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The pooled separate account is managed by the Trustee, and therefore, these transactions qualify as parties-in-interest. Fees paid by the Plan to the Trustee were $62,865 for the year ended December 31, 2004.

At December 31, 2004 and 2003, the Plan held 7,968 and 0 shares, respectively, of Common Stock of Iron Mountain, the sponsoring employer, with a fair market value of $255,699 and $0, respectively. Participants direct their investment allocation and may elect to invest up to 25% of their contributions in Iron Mountain stock.

8.                      EXCESS CONTRIBUTIONS PAYABLE

Amounts contributed to the Plan from highly compensated employees in excess of the IRS-approved limit were $539,236 and $489,242 in 2004 and 2003, respectively. These amounts are reflected as excess contributions payable on the accompanying statements of net assets available for benefits. All such amounts will be refunded to the participants within the time allowed by the IRS.

9.                      SUBSEQUENT EVENT

The Plan was amended, effective April 1, 2005, to allow the participant age requirement to be changed from 20½ to 18 years of age.

******

SUPPLEMENTAL SCHEDULE

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

FORM 5500-SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	(d) Cost	(e) Current Value

		Participant-Directed Investments

*	New York Life	Stable Value Fund	**	$14,644,758
	PIMCO	Total Return Fund	**	12,369,854
	Mainstay	Balanced Fund	**	7,338,996
	Mainstay	S&P 500 Index Fund I	**	14,094,584
	Van Kampen	Growth and Income Fund	**	10,216,256
	American Funds	The Growth Fund of America	**	17,068,666
	Davis	New York Venture Fund	**	2,389,239
	TCW Galileo	Value Opportunities Fund	**	13,643,433
	Fidelity Advisor	Diversified International Fund	**	6,114,807
*	Iron Mountain	Stock Fund	**	255,699
	Brokerage Account		**	67,839

*	Participants	Loans to participants, with interest at rates of 5% to 12.50%, repayable through payroll deductions in various amounts through 2023, secured by underlying participant accounts	**	4,514,620

		TOTAL PARTICIPANT-DIRECTED INVESTMENTS		$102,718,751

  *     Party-in-interest.

**     Cost information is not required for participant-directed investments and therefore is not included.

Exhibit Index

Exhibit 23.1            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

Date: June 29, 2005

	By:	/s/ John F. Kenny, Jr.
John F. Kenny, Jr.
Executive Vice President, Chief Financial Officer